

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2007

Mail Stop 7010

Via U.S. mail and facsimile to (413)723-2141

Mr. J. Holt Smith, President
NNRF, Inc.
1574 Gulf Road, #242
Point Roberts, WA   98281

Re: NNRF, Inc.
        Amendment No. 3 to Registration Statement on Form 10-SB
        Filed on July 24, 2007
        File No.: 0-49876

Dear Mr. Smith:

        We have reviewed your filing and have the following additional comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so we may better understand your disclosure. After reviewing this
information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Description of Business

Rosenergoatom, page 6

1. You state in the fourth paragraph on page 7 that "Four of the companies in the
    Consortium have working relationships or agreements with NNRF." Since, to
    date, there are no such agreements, delete the phrase "or agreements", or explain
    what agreements or understandings are in place, including their material terms. If
    material, please file these agreements as exhibits. Explain how these agreements

and the agreements with the remaining companies that you are pursuing will be impacted when you enter into the definitive agreement with Rosenergoatom.

Government Approval and Government Regulations, page 16

2. We note your response to prior comment 11. Please elaborate on how your business is affected by the existing governmental regulations you cite and any probable governmental regulations.

Item 4. Recent Sales of Unregistered Securities: Use of Proceeds from Registered Securities, page 32

3. As previously requested, in the first paragraph, describe the type of services provided to the company by the two individuals who received 3,000,000 shares of the company common stock in May, 2006. Also disclose the per share price of the 3,000,000 shares issued by the company.

4. In the sixth and tenth paragraphs, respectively, disclose the aggregate value assigned to the 50,000 and 400,000 shares of common stock issued and the per share price of the shares.

Financial Statements

March 31, 2007 and December 31, 2006 Financial Statements
Note 1 – Organization and Summary of Significant Accounting Policies, page F-8

5. We have read your response to comment 21 in our letter dated June 28, 2007. As previously requested, please tell us the nature of any relationships/commonalities between ownership and management of Nucon and Stafford prior to the transaction, and explain the business purpose of the transaction from the perspective of each party.

6. We note you have included the historical pre-merger financial statements of Stafford Energy for the years ending December 31, 2005 and 2004. We also note Stafford Energy was an operating company prior to the merger, while Nucon was a shell company with no operations. Please clarify whether you are including the financial statements of Stafford as predecessor company financial statements pursuant to Note 1 to Item 310 of Regulation S-B. If so, please revise to provide pre-merger audited financial statements of operations and cash flows of Stafford for the period from January 1, 2006, through May 22, 2006. Otherwise, please

explain the rule pursuant to which you are including the financial statements of
Stafford and your basis for the periods presented.

Note 4 – Investment in Zao Electro Machinery Building Plant ATOLL, page F-12

7. We have read your response to prior comments 22 and 23. Paragraph 17 of APB
    18 states an investment of 20% or more of the voting stock of an investee should
    lead to the presumption that in absence of evidence to the contrary an investor has
    the ability to exercise significant influence over an investee. FIN 35 states the
    presumption stands "until overcome by predominant evidence to the contrary."
    You have ownership of 50% of the voting stock of ATOLL. However, you have
    accounted for this investment at cost, suggesting substantial, predominant
    evidence overcoming the presumption that your 50% ownership interest provides
    you with significant influence over ATOLL. In your responses to our comments
    on this matter, you have cited paragraphs 4(a), (c), and (d) of FIN 35 to support
    your conclusion and have provided the example of your difficulty arranging for
    audits. While we recognize management is often in the best position to evaluate
    the facts and circumstances, the discussion of ATOLL in the business section
    does not appear to reflect the substantial, predominant evidence of your lack of
    ability to exercise significant influence. Please revise your discussion of ATOLL
    in the business section beginning on page 4 to clearly disclose you cannot
    exercise significant influence over this investee due to opposition by ATOLL
    challenging such ability. Clearly disclose that the group of shareholders owning
    the remaining 50% of the investee operates ATOLL without regard to your views.
    Provide a comprehensive discussion of the impact this unusual situation will have
    on your various plans regarding ATOLL that are documented in this section.
    Revise the discussion of the potential agreement with Lutch on page 13 to clarify
    the impact of your lack of ability to exercise significant influence over ATOLL on
    your ability to conclude such an agreement and to subsequently market your
    products to the various countries mentioned. Consider including appropriate risk
    factor disclosure concerning this matter. Please continue to evaluate all facts and
    circumstances relating to this investment in consideration of your ability to
    exercise significant influence over ATOLL in the future.

Consolidated Statements of Operations, page F-4

8. We have read your response to comment 25 in our letter dated June 28, 2007. We
    note that, on page 18 in your management's discussion and analysis, you disclose
    that $3,492,566 of your general and administrative expenses for the three months
    ended March 31, 2007 relate to stock based compensation. In your discussion of
    the results of operations for the year ended December 31, 2006, you state that
    general and administrative expenses also principally relate to shares of common

stock as payment for services. However, you have not disclosed this amount.
Therefore, as previously requested, please revise your document accordingly.

Note 8 – Stockholders' Equity, page F-14

9. We have read your response to comment 28 in our letter dated June 28, 2007.
   You have responded that you adopted SFAS 123R effective January 1, 2006.
   However, both the second and third amendments to this document state that SFAS
   123R was adopted January 1, 2007. Please clarify and revise your filing
   accordingly. Additionally, you state in your modified disclosure that due to you
   having no stock options prior to July 1, 2006, the implementation of SFAS 123R
   had no effect on your operations or financial position. We note that stock was
   issued for services during May, July, September, and December 2006. As such,
   we do not understand how the implementation had no effect if SFAS 123R was
   adopted as of January 1, 2006. Please clarify. We also do not understand your
   reference to the date of July 1, 2006 in your aforementioned statement. Lastly,
   please be advised that SFAS 123R does not apply solely to stock options, as you
   have stated. In this regard, we assume you have not issued any instruments of
   stock based compensation prior to the date of the adoption of SFAS 123R.

Closing Comments

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review.   Please file your response on EDGAR as a correspondence
file. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You can contact Patricia Do, Accountant at (202)551-3743 or Terence O'Brien,
Accounting Branch Chief at (202)551-3355 if you have questions regarding the
comments on the financial statements and related matters. Please contact Dorine H.
Miller, Financial Analyst at (202) 551-3711, or in her absence, contact me at (202) 551-
3766 with any other questions.

                                            Sincerely,

                                            Pamela A. Long
                                            Assistant Director